January 26, 2011
VIA EDGAR
Larry Greene, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement (File No. 333-170724) of Prospect Capital Corporation (the “Company”)
Dear Mr. Greene:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on January 26, 2011 so that it may become effective by 8:00 a.m. (New York time) on January 31, 2011 or as soon as thereafter practicable.
     The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does nor foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company hereby requests that you notify Richard Prins (212-735-2790), Carmine Lekstutis (212-735-2132) or Eric Requenez (212-735-3742) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

Prospect Capital Corporation
/s/ Brian H. Oswald

Name: Brian H. Oswald
Title: Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary